Exhibit (a)(5)(E)

Financial information

Schneider Electric announces expiration of Hart-Scott-Rodino waiting period relating to tender offer for shares of Telvent

Rueil-Malmaison (France), July 1, 2011 - Schneider Electric announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), has expired in connection with the previously announced cash tender offer made by Schneider Electric to purchase all of the issued shares of Telvent GIT, S.A. (“Telvent”).

The expiration of the waiting period under the HSR Act satisfies one of the conditions for the consummation of the tender offer. Consummation of the tender offer remains subject to satisfaction or waiver of various other conditions described in the Offer to Purchase filed with the United States Securities and Exchange Commission on June 21, 2011, including the regulatory approval by the European Union competition authority.

About Schneider Electric

As a global specialist in energy management with operations in more than 100 countries, Schneider Electric offers integrated solutions across multiple market segments, including leadership positions in energy and infrastructure, industrial processes, building automation, and data centres/networks, as well as a broad presence in residential applications. Focused on making energy safe, reliable, and efficient, the company’s 110,000 plus employees achieved sales of 19.6 billion euros in 2010, through an active commitment to help individuals and organizations “Make the most of their energy.”

www.schneider-electric.com

Important Notice

The description contained in this release is not an offer to buy or a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO filed by Schneider Electric with the United States Securities and Exchange Commission (the “SEC”) on June 21, 2011. Telvent filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer on June 21, 2011. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement, as they may be amended from time to time, contain important information that should be read carefully before making any decision to tender securities in the tender offer. These materials have been or will be sent free of charge to all shareholders of Telvent. Investors may also obtain a free copy of these materials (and all other tender offer documents filed with the SEC) on the SEC’s website: www.sec.gov. The offer to purchase, related letter of transmittal and other tender offer materials, and the Schedule 14D-9, including the solicitation/recommendation statement, may also be obtained for free by contacting D.F. King & Co., Inc., the information agent for the tender offer, toll free at (800) 549-6650 or collect at (212) 269-5550.

Investor Relations : Schneider Electric Carina Ho	Press Contact : Schneider Electric Véronique Roquet Montegon	Press Contact : DGM Michel Calzaroni Olivier Labesse

Phone : +33 (0) 1 41 29 83 29 Fax : +33 (0) 1 41 29 71 42 www.schneider-electric.com ISIN : FR0000121972	Phone : +33 (0)1 41 29 70 76 Fax : +33 (0)1 41 29 88 14	Phone : +33 (0)1 40 70 11 89 Fax : +33 (0)1 40 70 90 46